1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Board Proposes Distribution of NT$2.5 Cash And 3% Stock Per Share
Hsinchu, Taiwan, R.O.C. — February 14, 2006 — Taiwan Semiconductor Manufacturing Company Ltd’s (TSMC) (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of NT$2.5 cash dividend per common share and 3 percent stock (30 shares for every 1,000 owned). The proposal will be discussed and brought to a vote at the Company’s regular shareholders’ meeting scheduled for May 16, 2006.
TSMC’s Vice President and Chief Financial Officer, Ms. Lora Ho said that at its meeting today the Board of Directors:
1.	Approved the 2005 Business Report and Financial Statements. Revenue for 2005 totaled NT$264,588 million and net income was NT$93,575 million, with earnings per share of NT$3.79.

2.	Approved a proposal for distribution of 2005 profits and capitalization of capital surplus:
(1)	Cash dividend of NT$2.5 per share and 1.5% stock dividend will be proposed to common shareholders. In addition, the board will propose another 1.5% share issuance from capitalization of capital surplus. Combined, common shareholders will be entitled to a 3% stock distribution, or 30 shares for every 1,000 held.
(2)	Employees’ profit sharing will be distributed in both stock and cash. Profit sharing will amount to approximately 343.2 million new shares and NT$3,432 million cash.
(3)	After the distribution, TSMC’s total shares outstanding will increase by approximately 1.085 billion shares.
3.	Approved capital appropriation of NT$6,625 million for R&D projects and sustaining capital in 2006.

4.	Approved capital appropriation of US$565.3 million for twelve-inch wafer capacity at 90nm and 65nm processes.

5.	Approved capital appropriation of US$120 million for expanding mask production capacity at 90nm, 65nm and 45nm.

6.	Approved scheduling of the 2006 Regular Shareholders’ Meeting for 9:30 a.m. on May 16, 2006 at the Auditorium in the Activity Center of the Hsinchu Science Park.
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TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

This is to report Taiwan Semiconductor Manufacturing Company Ltd’s Board of Directors approved scheduling of the 2006 Regular Shareholders’ Meeting for 9:30 a.m. on May 16, 2006 at the Auditorium in the Activity Center of the Hsinchu Science Park. Meeting Agenda is as follows:
I.	Report Items
1).	To report the business of 2005
2).	Supervisors’ review report
3).	To report the status of acquisition or disposal of assets with related parties for 2005.
4).	To report the status of guarantee provided by TSMC as of the end of 2005.
II.	Proposed Resolutions
1).	To accept 2005 Business Report and Financial Statements
2).	To approve the proposal for distribution of 2005 profits
3).	To approve the capitalization of 2005 dividends, 2005 employee profit sharing, and capital surplus
4).	To revise the Articles of Incorporation
5).	To elect nine Directors and two Supervisors

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 14, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer